

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 28, 2017

John T. McDonald
Chief Executive Officer
Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, Texas 78701

>   **Re: Upland Software, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 28, 2017**
>   **File No. 333-220190**

Dear Mr. McDonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

>   Sincerely,
>
>   /s/ Jan Woo
>
>   Jan Woo
>   Legal Branch Chief
>   Office of Information
>   Technologies and Services

cc: Steven M. Tyndall
       Pillsbury Winthrop Shaw Pittman LLP